(Company Letterhead)



July 1, 2010



VIA FEDEX AND FAX (703) 813-6985
________________________________

Ms. Lynn Dicker
Reviewing Accountant
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Re:  	Scientific Industries, Inc.
	Form 10-K for the fiscal year ended June 30, 2009
	Filed September 24, 2009
      Forms 10-Q/A for the quarterly periods ended
      September 30, 2009, December 31, 2009 and March 31, 2010
	File No. 000-06658

Dear Ms. Dicker:

Scientific Industries, Inc. (the "Company") has received and reviewed the comments set forth in your June 24, 2010 letter to the Company, and as per your suggestion, we will revise future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.


If you require further information, please do not hesitate to contact us.

Sincerely,

/s/Helena R. Santos
_________________________________
Helena R. Santos
Principal Executive and Financial Officer